Exhibit 11.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In Millions, Except Per Share Data)

	Three Months Ended		Nine Months Ended
	October 29, 2000	October 31, 1999	October 29, 2000	October 31, 1999
BASIC
Net Earnings Available to Common Shareholders	$650	$573	$2,116	$1,742
Weighted Average Number of Common Shares Outstanding	2,317	2,235	2,313	2,225

Basic Earnings Per Share	$0.28	$0.26	$0.91	$0.78

DILUTED
Net Earnings Available to Common Shareholders	$650	$573	$2,116	$1,742
Tax-Effected Interest Expense Attributable to 3 1/4% Convertible Subordinated Notes	—	4	—	15

Net Earnings Available to Common Shareholders Assuming Dilution	$650	$577	$2,116	$1,757

Weighted Average Number of Common Shares Outstanding	2,317	2,235	2,313	2,225
Effect of Potentially Dilutive Securities:
3 1/4% Convertible Subordinated Notes	—	62	—	68
Employee Stock Plans	35	45	39	46

Weighted Average Number of Common Shares Outstanding Assuming Dilution	2,352	2,342	2,352	2,339

Diluted Earnings Per Share	$0.28	$0.25	$0.90	$0.75

Employee stock plans represent shares granted under the Company's employee stock purchase plans and stock option plans, as well as shares issued for deferred compensation stock plans. Shares issuable upon conversion of the Company's 3 1/4% Notes were included in weighted average shares assuming dilution for purposes of calculating diluted earnings per share prior to their conversion in October 1999. To calculate diluted earnings per share for fiscal 1999, net earnings are adjusted for tax-effected net interest and issue costs on the 3 1/4% Notes (prior to conversion to equity in October 1999) and divided by weighted average shares assuming dilution.